For

the

annual

period

ended

(a)

10/31/

96

File

number

(c)

811-

4864

SUB-

ITEM

77 D

EXHIBI

TS

          Policies with respect to security

investment

     On May 8, 1996 the Board of Directors
approved the following f changes in investment restrictions:

(i) The Fund may not:

Invest in securities of other registered investment companies, except by purchases in the open market involving only customary brokerage commissions and as a result of which not more than 10 [5]%
of its total assets (determined at the time of investment) would be invested in such securities, or except as part of a merger, consolidation or other acquisition.*

ii)Subject to shareholder approval, Investment
Restriction number 6 of Prudential Equity Income
Fund is hereby deleted in its entirety and the following non-fundamental policy is adopted in its place:

     In order to comply with certain "blue sky" restrictions, the Fund will not as a matter of operating policy: Purchase any security if as a result the Fund would then have more than 5% of its total assets (determined at the time of the investment) invested in securities of companies (including predecessors) less than three years old, except that the Fund may invest in securities of any U.S. Government agency or instrumentality, and in any security guaranteed by such agency or instrumentality.

(iii) The Trustees hereby authorizes the Fund to invest in other equity related securities, such as warrants, preferred stocks and bonds which have either attached warrants or a conversion privilege into common stocks


*[Deletions are in brackets.] Additions are underlined.